Exhibit 4.3

Ministry of Labour

and Social Policy

DIRECTORATE-GENERAL FOR THE PROTECTION OF WORKING CONDITIONS AND INDUSTRIAL RELATIONS

Division VI

AGREEMENT

On 3 March 2015, a meeting was held at the Ministry of Labour and Social Policy to examine the situation of the company Natuzzi S.p.A., with the attendance of Under-Secretary of State, the honourable Teresa Bellanova, Head Secretary Andrea Battiston, Director-General of the Directorate-General for the Protection of Working Conditions and Industrial Relations Paolo Onelli, with the support of Andrea Annesi and Debora Postiglione, Maria Cristina Gregori and Silvia lannuzzi, and Manuela Gaetani of the Directorate-General for Employment-Protection Measures and Employment Incentives, in addition to the Ministry of Economic Development represented by Giampietro Castano, and the Puglia and Basilicata Regions represented by Francesco Maiellaro and Mario Cerverizzo, respectively.

The following parties participated in the meeting:

•

NATUZZI SPA, represented by Antonio Cavallera and Domenico Massaro, with the legal support of Arturo Visconti and Massimiliano Arlati and with the assistance of the Bari Italian Manufacturers’ Federation (Confindustria) represented by Giuseppe Bisceglia.

AND

•

the national trade unions FENEAL UIL, FILCA CISL, FILLEA CGIL, FISASCAT CISL, FILCAMS CGIL and UILTUCS UIL represented by Fabrizio Pascucci, Luciano Bettin, Marinella Meschieri, Alfredo Magnifico, Alfonso Antonio Miccoli and Antonio Vargiu, respectively, together with the local/regional offices and the Unitary Union Representative Body/Company Union Representative Body.

WHEREAS

a)	Following the ministerial agreement of 10 October 2013, NATUZZI SPA submitted a request for the first extension of the special wage guarantee fund (CIGS) for corporate reorganisation.

b)	The use of the fund was authorised by Ministerial Decree No. 80735 of 16/04/2014.

c)

With the CIGS nearing its expiry, the Company submitted a petition for a joint examination, pursuant to Article 2 of Italian Presidential Decree 218/2000, to request the second extension of the CIGS for corporate reorganisation and the Parties were convened for 7 October 2014.

d)	After that meeting, the Parties asked the Ministry to adjourn the meeting until 14 October 2014.

e)	During the aforementioned meeting, the Parties engaged in a full discussion regarding the company’s situation, in addition to its intention to extend the CIGS for an additional year.

f)	However, it was not possible to reach a joint agreement during the meeting, therefore giving rise, in the absence of an agreement, to the procedure pursuant to Italian Presidential Decree 218/2000.

g)

Subsequently, the company however submitted a CIGS request for a second year of extension of the corporate reorganisation programme due to complexities for the period from 16 October 2014 to 15 October 2015, for a maximum of 1,550 workers distributed across the various company locations.

h)

Pending recourse to the CIGS, the Parties proactively continued their talks, both within the union and institutionally, in order to reach a joint agreement on the ongoing use of the CIGS, taking into consideration the business plan submitted by the company.

i)

In that sense, Natuzzi S.p.A. once again submitted a request to this Office for a joint examination, pursuant to Italian Presidential Decree 218/2000, in order to reach a comprehensive agreement with the trade unions and therefore remedy the failure to reach an agreement on 14 October 2014.

j)	As a result, the Parties were convened to meet today and, during this meeting, the company made known the following:

•

On 10 October 2013, an agreement was signed to implement a business restructuring plan required to overcome the Company’s crisis situation and to promote its re-launch with positive impacts in terms of production/financial aspects and the protection of employment;

•

The signatories implemented the Agreement in compliance with the commitments made, working proactively to concretely execute the first part of the planned commitments. In particular, the Company started and partially completed the commercial and industrial investment plan, implemented important product and process innovations, launched the reorganisation of manufacturing plants in Italy, and, lastly, launched an incentive plan for voluntary early retirement of excess staff;

•

In this context, taking into account the fact that there has been some delay for certain activities, including the identification of third parties and particularly start-ups to which part of the activities deriving from production developments abroad may be assigned and, in order to safeguard the employment levels set forth in the agreements referred to above, the Company committed to completing the actions set forth above within the company, which requires a reorganisation and simplification of the production process in order to recover indispensable competitive strength;

•

In that context, also in compliance with what was stated during the institutional meetings held until that time, the Company described to the trade unions the 2015-2018 Business Plan relating to the new Italy Hub structure, the strategies of which are briefly summarised below:

a)	definition of a new industrial layout with the full-cycle conversion of manufacturing plants, in order to guarantee the best productivity/competitiveness;

b)	investments in product and industrial process innovations, to be made in 2015 in accordance with the steps for implementing the industrial layout;

c)	investments in training to be provided throughout the industrial reorganisation and transformation processes.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS

•	The introduction constitutes an integral part of this agreement;

•

In order to achieve increasingly high levels of efficiency, the decisions initially made concerning the organisational structure in the aforementioned agreement of 10 October 2013 will be partially modified, resulting in the following organisational chart:

Iesce 1 Site - Via Appia Antica s.c. Km. 13,500 - Natuzzi Italia sofas, all mechanical sofas and the Revive line will be manufactured at this plant;

Iesce 2 Site - SS 271 per Matera Km 50,200 - Divani & Divani line products will be manufactured at this plant;

Laterza Site - Contrada Madonna delle Grazie - Natuzzi Italia line products will be manufactured at this plant;

La Martella Site - Zona Industriale La Martella - all logistics activities will be concentrated here;

Experimental Laboratory - Santeramo in Colle - where all methodologies will be defined and prototypes will be created;

Ginosa Site, where manufacturing activities are currently suspended, shall become the unit at which the CIGS reorganisation process will continue in the second year of extension due to complexities; the employees suspended under the CIGS scheme will be involved in professional updating processes and internal and external transfer initiatives.

•

As of 2 May 2015, the Parties agree on the activation of the solidarity agreement for a maximum of 1,818 workers (at the plants and administration offices), with an average reduction in working hours of 40%, as set forth in a separate specific agreement entered into on the same date;

•

At the same time, recourse to the second year of extension of the CIGS for corporate reorganisation due to complexities, currently in place and for which the company has already sent the relative request, will involve, from 2 May 2015 to 15 October 2015, up to 500 workers at the Ginosa (TA) plant other than the workers under solidarity agreements, who will be suspended with zero hours and will be involved in training and professional updating programmes in keeping with the provisions of ministerial decree No. 31444 of 20 August 2002;

•

The Parties agree that, for business reasons associated with the execution of the corporate reorganisation plan, it will not be possible to adopt rotation mechanisms, considering the current suspension of manufacturing activities at the Ginosa (TA) site;

•	However, in line with the continuation of the plan at the aforementioned plant and the investments planned, the Parties agree on the following:

a.	part of the plant will begin to be used again for manufacturing upholstered chairs when the CIGS process has been completed;

b.

100/120 workers from the Ginosa (TA) plant will be employed in the activities pursuant to the previous point when the CIGS process has been completed, therefore starting on 15 October 2015. Some of these workers will be involved in the production cycle through the use of flexible working arrangements to be defined by the Parties. However, additional wage supplement instruments cannot be used;

c.	100 workers will be placed in the start-ups, outside of the company and Group activities, which are currently in an advanced stage of formation;

d.

a collective redundancy procedure will be activated, to be defined on the basis of an agreement under which workers will not challenge dismissal. This procedure will be appropriately incentivised and approximately 280 workers are expected to participate.

•	The wage guarantee payments will be disbursed directly by the INPS (Italian Social Security Institution);

•	The Parties will meet periodically, at the request of one of them, to monitor the progress of the CIGS programme and the implementation of the reorganisation plan.

By signing this agreement, the Parties acknowledge and declare that the joint examination procedures and actions required under Italian Presidential Decree 218/00 have been duly completed.

Once the mediation activities have been completed, this Division will promptly transmit this statement to Division IV - Directorate-General of Employment-Protection Measures and Employment Incentives - which will carry out the preliminary investigation and decision-making activities under its responsibility.

Read, confirmed and signed

MINISTRY OF LABOUR AND SOCIAL POLICY

MINISTRY OF ECONOMIC DEVELOPMENT

PUGLIA REGION

BASILICATA REGION

NATUZZI S.P.A.

TRADE UNIONS

BARI CONFINDUSTRIA

UNITARY UNION REPRESENTATIVE BODY

Ministry of Labour

and Social Policy

DIRECTORATE-GENERAL FOR THE PROTECTION OF WORKING CONDITIONS AND INDUSTRIAL RELATIONS

DIV. VI

Agreement

On 3 March 2015, a meeting was held at the Ministry of Labour and Social Policy to examine the situation of the company Natuzzi S.p.A., with the attendance of the Under-Secretary of State, the honourable Teresa Bellanova, Head Secretary Andrea Battiston, Director-General of the Directorate-General for the Protection of Working Conditions and Industrial Relations Paolo Onelli, with the support of Andrea Annesi and Debora Postiglione, Maria Cristina Gregori and Silvia lannuzzi, and Manuela Gaetani of the Directorate-General for Employment-Protection Measures and Employment Incentives, in addition to the Ministry of Economic Development represented by Giampietro Castano, and the Puglia and Basilicata Regions represented by Francesco Maiellaro and Mario Cerverizzo, respectively.

The following parties participated in the meeting:

•

NATUZZI S.P.A., represented by Antonio Cavallera and Domenico Massaro, with the legal support of Arturo Visconti and Massimiliano Arlati and with the assistance of the Bari Italian Manufacturers’ Federation (Confindustria) represented by Giuseppe Bisceglia.

AND

•

the national trade unions FENEAL UIL, FILCA CISL, FILLEA CGIL, FISASCAT CISL, FILCAMS CGIL and UILTUCS UIL, represented by Fabrizio Pascucci, Luciano Bettin, Marinella Meschieri, Alfredo Magnifico, Alfonso Antonio Miccoli and Antonio Vargiu, respectively, together with the local/regional offices and the Unitary Union Representative Body/Company Union Representative Body.

Whereas

•

Natuzzi S.p.A. is the largest Italian company operating in the furniture industry. It is a global leader in leather sofas and earns 90% of its revenues through exports to 123 countries. Its registered office is in Santeramo in Colle (BA) and its plants are located in the provinces of Bari, Matera and Taranto. For social security purposes, the company is classified in the industrial sector; its employees work under the following agreements:

•	the National Collective Labour Agreement for employees of companies in the Wood and Furniture segment;

•	the National Collective Labour Agreement for employees of companies in the Tertiary, Distribution and Services segment.

•

The company has been in a situation of structural crisis for some time. On 10 October 2013, it entered into an agreement at the Ministry of Economic Development, which was jointly signed by the Ministry of Economic Development, the Ministry of Labour and Social Policy, Invitalia, the Puglia Region, the Basilicata Region, Confindustria, the national and local trade unions, the Unitary Union Representative Body and the Company Union Representative Body. The agreement focused on the Business Plan which aims to safeguard activities in Italy and to promote a subsequent re-launch of the company. To implement its industrial restructuring, the Company agreed on the following reorganisation programme:

•	Termination of manufacturing activities at the Ginosa plant and its subsequent closure by the end of November 2013;

•

Reallocation of “Le Collezioni” manufacturing activities to the Iesce Santeramo site, with the exception of upholstery cutting activities, which will be incorporated within the manufacturing processes at the Laterza plant;

•	Revision of the furnishing accessory procurement and shipping process;

•	Transfer of La Martella logistics hub warehouse operations to the Laterza, Iesce Santeramo and Iesce Matera plants;

•	Streamlining of upholstery cutting activities at the Laterza hub. Revision of the introduction process and moving line implementation;

•	Revision of processes and reorganisation of the corporate area;

•

In the five-year period 2014-2018, setting aside €242.52 million for marketing and communications initiatives, expansion of the sales network in emerging and more significant markets; product innovation through a thorough research and innovation project aimed at reinforcing the Natuzzi brand in high-end market segments; logistics/production process innovation by transforming the current “island” system to a “line” system based on the Lean production approach.

•

During the meetings of the Steering Committee at the Ministry of Economic Development, required to ensure continuous monitoring of the reorganisation plan, it was found that the implementation of the plan was experiencing a delay, partially due to the continuing economic crisis. During the meeting held on 28 July 2014, the Company reported that it was structurally overstaffed by 1,550 workers;

•	The trade unions acknowledged the objective difficulty described by the company, but in any event noted that it was necessary to deal with this situation by using instruments other than dismissal.

Now, therefore, the parties agree as follows:

1.	The introduction constitutes an integral part of this Agreement;

2.

In order to achieve increasingly high levels of efficiency, the decisions made concerning the organisational structure in the aforementioned agreement of 10 October 2013 will be partially modified, resulting in the following organisational chart:

a.	Operations

Iesce 1 - Via Appia Antica s.c. Km. 13,500 - Natuzzi Italia sofas, all mechanical sofas and the Revive line will be manufactured at this plant

Iesce 2 - SS 271 per Matera Km 50,200 - Divani & Divani line products will be manufactured at this plant

Laterza - Contrada Madonna delle Grazie - Natuzzi Italia line products will be manufactured at this plant

La Martella - Zona Industriale La Martella - all logistics activities will be concentrated here

Experimental Laboratory - Santeramo in Colle - where all methodologies will be defined and prototypes will be created

b.	Transfer units

Ginosa Site, where manufacturing activities are currently suspended, shall become the unit at which the CIGS reorganisation process will continue in the second year of extension due to complexities; the employees suspended under the CIGS scheme will be involved in professional updating processes and internal and external transfer initiatives - in accordance with the agreements made by the Parties in a separate agreement signed today.

3.

The company and the trade unions jointly agreed that the “defensive” solidarity agreement, pursuant to Italian Law 863/84 and subsequent amendments and modifications, would be the best instrument for overcoming the complex issue in question, in order to prevent disturbances in employment and to safeguard the overall professional skillset existing within the company.

4.	In the implementation of this Solidarity Agreement, the Company will not proceed with collective redundancy procedures in order to deal with the excess staff referred to above.

5.

The parties agree that the Solidarity Agreement instrument, i.e., a reduction of working hours, should in general involve all manual and office workers assigned to the operations units, identified in section (a) of point 2) above, without prejudice to exceptions due to: non-interchangeability of duties, requiring presence for the entire contractual working schedule without the possibility of distributing activities otherwise during the week and month based on an assessment conducted by the company.

6.

A total of 1,818 workers will work under the solidarity agreement pursuant to Italian Law 863/84 and subsequent amendments and modifications, for a total of 12 months from 02/05/2015 to 01/05/2016, and the parties are willing to meet to assess an extension for an additional 12 months. The list of names will be attached to the Solidarity Agreement request.

7.	The Parties agree that working hours will be reduced by an average of 40%.

8.

The parties agree that, in general, working hours will be reduced for the various departments and offices by means of a daily and/or weekly reduction, without prejudice, however, to the possibility of identifying - for immediate work-related requirements - a different time within the month for the reduction that is better suited to technical and manufacturing requirements, in order to provide the Company with adequate flexibility, efficiency and reaction times. The parties therefore agree that, by taking into account the specific needs of the individual departments, different solutions may be required for different jobs, even within the same department, in keeping, however, with the average 40% reduction in working hours. The weekly solidarity agreement will be applied for workers with “horizontal” and “vertical” part-time employment agreements in proportion with the working-hour reduction percentage established for other workers. In any case, the parties agree that, given the complexity of the company organisation, and always with a view to safeguarding service efficiency, detailed working-hour reductions may be established for those departments that are more closely connected with manufacturing and customer service activities, or any activities supporting the company’s operations.

9.

The parties acknowledge that, given the work organisation, the working-hour reduction adopted is the only system possible from a technical standpoint and that the reduction of working hours implemented as set forth above makes it possible to reduce excess staff and to benefit more fully from staff.

10.

During the evaluation and monitoring meetings pursuant to point (18) below, the fairness of the distribution of working-hour reductions will be evaluated on the basis of and in compliance with technical, organisational and production needs as well as the specific nature of actions requested by the market.

11.	The overall working-hour reduction percentage set forth above is consistent with the provisions of Article 4 paragraph 3 of Ministerial Decree 46448/2009.

12.

The parties also acknowledge that, since this Solidarity Agreement is the only alternative instrument to the redundancy scheme pursuant to Article 4 of Italian Law 223/1991, it is entered into, pursuant to Article 7 of the aforementioned decree 46448, in derogation of the time limits pursuant to Article 1 paragraph 9 of Italian Law 223/1991.

13.

To supplement lost wages due to the aforementioned working-hour reduction, wage guarantee payments pursuant to Article 1 of Italian Decree Law 726/1984 and subsequent amendments and modifications shall be requested. In relation to this, the remuneration resulting from the application of the agreements entered into on the same date shall be proportionate to the work actually carried out, by deducting unworked hours with the application of the monthly divisor established by the National Collective Labour Agreements. It is expressly agreed and specified that the working-hour reduction will, in any event, result in the prorating of all direct and indirect contractual obligations for the Company as set forth in current law.

14.

The company undertakes to pay the amount due from the social security institute in advance. Given current regulations and in line with the amount available, this amount will be equal to the percentage, determined by law, of remuneration, identified in accordance with the instructions provided by the INPS, lost following the working-hour reduction. This advance will be recovered when authorised by the competent authorities and subsequent to authorisation by the social security institute. The portions of the holiday bonus for the Wood National Collective Labour Agreement and the holiday and summer bonuses for only the Tertiary National Collective Labour Agreement shall be recovered by the company together with the portion relating to the monthly wages and shall be set aside for later payment to workers at the regular payment due date.

15.

The Company retains the right to hire the specific professionals not present within the company that may be necessary to carry out company activities and/or for the operations of specific sectors/offices, also following unforeseen permanent or long-term absences, for any reason whatsoever, of internal staff. The Company commits to checking first whether it is possible to address such situations by suspending or permanently terminating the working-hour reduction for part of the workers who have adequate qualifications and specific professional skills in relation to the activity to be carried out.

16.

With reference to the provisions of Article 5, paragraph 10 of Italian Law 236/93, the parties expressly agree that if there is a temporary requirement for additional work (for example, to ensure compliance with work order delivery timing) or substitutions, working hours may be increased and the extent of the reduction may be altered or the reduction set forth in the Solidarity Agreement may be temporarily suspended, on the condition that the Unitary Union Representative Body/Company Union Representative Body is first notified of such changes. In that case, if it is necessary to increase working hours without the possible re-instatement of the solidarity reduction during the year, the Company shall pay ordinary contractual wages for those additional hours and will not request any wage supplement in accordance with the provisions of Article 5, paragraph 12 referred to above.

17.

With reference to the provisions of Article 4, paragraph 5 of Ministerial Decree No. 46448 of 10 July 2009, overtime hours exceeding normal contractual working hours may be allowed, after consulting with the Unitary Union Representative Body/Company Union Representative Body, only as a result of unforeseen and extraordinary requirements associated with the Company’s manufacturing activities, relating to contingent situations that cannot be planned, which are subject to timing restrictions that cannot be modified.

18.

During the year in which the solidarity agreement is applied, quarterly evaluation and monitoring meetings will be held concerning the company’s performance and the application of the Solidarity Agreement. The signatories shall meet on a quarterly basis to analyse Solidarity Agreement usage data and to evaluate the outlooks for subsequent periods.

19.	The list of names of the workers covered by the solidarity agreement is attached to this statement and constitutes an integral part hereof.

Read, confirmed and signed

MINISTRY OF LABOUR AND SOCIAL POLICY

MINISTRY OF ECONOMIC DEVELOPMENT

PUGLIA REGION

BASILICATA REGION

NATUZZI S.P.A.

TRADE UNIONS

BARI CONFINDUSTRIA

UNITARY UNION REPRESENTATIVE BODY